Exhibit (a)(22)

March 16, 2007

As you know, KLA-Tencor Corporation is conducting an offer to amend or replace certain outstanding options, as described in more detail in the Offer to Amend or Replace Eligible Options, dated February 27, 2007 (the “Offer”).

We have amended the Offer to exclude our executive officers as Eligible Optionees who would otherwise hold Eligible Options.

If you have any questions regarding the Offer or the payment of the cash bonus, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.